UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BIOSOURCE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N5665B105

(CUSIP Number)

Genstar Capital II LLC

4 Embarcadero Center, Suite 1900

San Francisco, California 94111

(415) 391-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Craig Adas, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066H104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GENSTAR CAPITAL II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,354,423 (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,354,423 (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,354,423 (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GENSTAR CAPITAL PARTNERS II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,354,423 (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,354,423 (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,354,423 (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STARGEN II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 64,984 shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 64,984 shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,984 shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jean-Pierre L. Conte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,000 shares of Common Stock (includes 24,000 shares of Common Stock issuable upon exercise of stock options)

	8.	Shared Voting Power 3,419,407 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

	9.	Sole Dispositive Power 54,000 shares of Common Stock (includes 24,000 shares of Common Stock issuable upon exercise of stock options)

	10.	Shared Dispositive Power 3,419,407 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,473,407 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants and 24,000 shares of Common Stock issuable upon exercise of stock options )

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. Hoskins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,667

	8.	Shared Voting Power 3,419,407 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

	9.	Sole Dispositive Power 16,667

	10.	Shared Dispositive Power 3,419,407 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,436,074 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard D. Paterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,667

	8.	Shared Voting Power 3,419,407 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

	9.	Sole Dispositive Power 16,667

	10.	Shared Dispositive Power 3,419,407 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,436,074 shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Weltman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,333 shares of Common Stock (includes 24,000 shares of Common Stock issuable upon exercise of stock options)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,333 shares of Common Stock (includes 24,000 shares of Common Stock issuable upon exercise of stock options)

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,333 shares of Common Stock (includes 24,000 shares of Common Stock issuable upon exercise of stock options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

FOR

BIOSOURCE INTERNATIONAL, INC.

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2000, as amended (collectively, the “Schedule 13D”), by Genstar Capital II LLC, a Delaware limited liability company (“Genstar Capital”), Genstar Capital Partners II, L.P., a Delaware limited partnership (“Genstar Capital Partners”), Stargen II LLC, a Delaware limited liability company (“Stargen”), Jean-Pierre L. Conte, an individual (“Mr. Conte”), Richard F. Hoskins, an individual (“Mr. Hoskins”), Richard D. Paterson, an individual (“Mr. Paterson”), and Robert J. Weltman, an individual (“Mr. Weltman”, and, together with Genstar Capital, Genstar Capital Partners, Stargen, Mr. Conte, Mr. Hoskins and Mr. Paterson, the “Reporting Persons”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of BioSource International, Inc., a Delaware corporation (“BioSource” or the “Company”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

On July 25, 2005, BioSource entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Invitrogen Corporation (“Invitrogen”), a Delaware corporation, and Errol Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Invitrogen (“Merger Sub”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into BioSource, with BioSource continuing as the surviving corporation and a wholly owned subsidiary of Invitrogen (the “Merger”). At the effective time and as a result of the Merger, each share of BioSource common stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive an amount of cash equal to $12.50, without interest.

In connection with the Merger Agreement, at the specific request of Invitrogen, and as an inducement to Invitrogen’s willingness to enter into the Merger Agreement, Genstar Capital Partners and Stargen (collectively, the “Stockholders”) entered into a Voting Agreement with Invitrogen (the “Voting Agreement”).  The Stockholders beneficially own approximately 30.7% of the BioSource Common Stock.

Pursuant to the Voting Agreement, the Stockholders have agreed at any meeting of the stockholders of BioSource, and at any adjournment thereof, and on every action or approval by written consent of the stockholders of BioSource, to vote all shares of BioSource Common Stock owned by the Stockholders (or to cause them to be voted): (i) in favor of adoption of the Merger Agreement and approval of the Merger, (ii) against any merger, consolidation, sale of substantial assets, reorganization, recapitalization, liquidation or winding up of or by the Company, and (iii) against any other matter which would, or would reasonably be expected to, delay, prevent or frustrate the transactions contemplated by the Merger Agreement and the Merger.

Concurrently with the execution of the Voting Agreement, the Stockholders appointed the members of the board of directors of Invitrogen, and each of them, as the Stockholders’ proxies, with full power of substitution and resubstitution, to the full extent of the Stockholders’ rights with respect of the shares of BioSource Common Stock beneficially owned by the Stockholders, to vote the shares of BioSource Common Stock, for the following limited, and for no other, purposes: (i) in favor of the adoption of the Merger Agreement and approval of the Merger, (ii) against any merger, consolidation, sale of substantial assets, reorganization, recapitalization, liquidation or winding up of or by the Company, and (iii) against any other matter which would, or would reasonably be expected to, delay, prevent or frustrate the transactions contemplated by the Merger Agreement.

The summaries of the Merger Agreement and the Voting Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 to the Schedule 13D is hereby amended in relevant part to add the following information:

(a) and (b). Genstar Capital Partners beneficially owns 3,354,423 shares of Common Stock (including 1,262,542 shares of common stock issuable upon exercise of Warrants), which represents 30.2% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners).  Stargen beneficially owns 64,984 shares of Common Stock (including 24,458 shares of common stock issuable upon exercise of Warrants), which represents 0.7% of the Common Stock outstanding (assuming exercise of the Warrants held by Stargen).  In addition to the Shares beneficially owned by Genstar Capital Partners and Stargen, Mr. Conte holds 30,000 shares of Common Stock in revocable trusts for the benefit of Mr. Conte and his wife.  Mr. Conte also holds options to purchase 24,000 shares of Common Stock.  Mr. Hoskins holds 16,667 shares of Common Stock in a revocable trust for the benefit of Mr. Hoskins and his family.  Mr. Paterson holds 16,667 shares of Common Stock in a revocable trust for the benefit of Mr. Paterson and his family.  Mr. Weltman beneficially owns 3,333 shares of Common Stock directly. Mr. Weltman also holds options to purchase 24,000 shares of common stock.  In the aggregate, the Reporting Persons beneficially own 3,534,074 shares of Common Stock, which represents 31.6% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners and Stargen and exercise of the stock options held by Mr. Conte and Mr. Weltman).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Items 4 and 5 of this Schedule 13D/A are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Joint Filing Agreement (incorporated by reference to the Schedule 13D)
Exhibit B

Agreement and Plan of Merger, dated July 25, 2005, by and among Invitrogen Corporation, Errol Acquisition Corporation and BioSource International, Inc. (incorporated by reference from Exhibit 2.1 to BioSource Current Report on Form 8-K, filed July 26, 2005 (file number 000-21930))

Exhibit C	Voting Agreement, dated as of July 25, 2005, among Invitrogen Corporation, Genstar Capital Partners II, L.P. and Stargen II LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2005

GENSTAR CAPITAL II LLC

By:	/s/ Jean-Pierre L. Conte
Name: Jean-Pierre L. Conte
Its: Managing Member

GENSTAR CAPITAL PARTNERS II, L.P.

By: Genstar Capital II LLC, its general partner

By:	/s/ Jean-Pierre L. Conte
Name: Jean-Pierre L. Conte
Its: Managing Member

STARGEN II LLC

By:	/s/ Jean-Pierre L. Conte
Name: Jean-Pierre L. Conte
Its: Member

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte
Attorney-in-fact for Richard F. Hoskins

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte
Attorney-in-fact for Richard D. Paterson

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte
Attorney-in-fact for Robert J. Weltman

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement (incorporated by reference to the Schedule 13D)
Exhibit B

Agreement and Plan of Merger, dated July 25, 2005, by and among Invitrogen Corporation, Errol Acquisition Corporation and BioSource International, Inc. (incorporated by reference from Exhibit 2.1 to BioSource Current Report on Form 8-K, filed July 26, 2005 (file number 000-21930))

Exhibit C	Voting Agreement, dated as of July 25, 2005, among Invitrogen Corporation, Genstar Capital Partners II, L.P. and Stargen II LLC